Exhibit 99.3

Explanatory Note

Studio City Investments Limited’s Annual Report

for the year ended December 31, 2018

This annual report serves to provide holders of Studio City Company Limited’s US$850,000,000 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”) with Studio City Investments Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2018 together with the related information, pursuant to the terms of the indenture, dated November 30, 2016, as supplemented, relating to the 2021 Studio City Company Notes. Studio City Investments Limited is the parent guarantor of the 2021 Studio City Company Notes.

Studio City Investments Limited

For the Year Ended December 31, 2018

INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2019 Studio City Company Notes” refers to the US$350,000,000 5.875% senior secured notes due 2019 issued by Studio City Company on November 30, 2016;

•	“2019 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•

“2020 Studio City Finance Notes” refers to the US$825.0 million aggregate principal amount of 8.500% senior notes due 2020 issued by Studio City Finance Limited on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2020 Studio City Finance Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2020 Studio City Finance Notes commenced in January 2019 and which expired in February 2019;

•	“2021 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.8 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•	“Account Bank” means Bank of China Limited, Macau Branch and its successor and assignee named pursuant to any document evidencing the Note Interest Accrual Accounts;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•

“Intercreditor Agreement” refers to the intercreditor agreement dated December 1, 2016 among Studio City Company, each guarantor of the Studio City Company Notes, the 2019 Studio City Company Notes Trustee, the 2021 Studio City Company Notes Trustee, the lenders and agent for the 2021 Studio City Senior Secured Credit Facility, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), among others;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Senior Secured Credit Facilities Finance Parties” refers to the financial institutions named as lenders under the 2021 Studio City Senior Secured Credit Facility, the counterparties of any secured hedging obligations, and any other administrative parties that benefit from the collateral securing the 2021 Studio City Senior Secured Credit Facility;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Company Notes” refers to, collectively, the 2019 Studio City Company Notes and the 2021 Studio City Company Notes;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Finance” refers to Studio City Finance Limited, a British Virgin Islands company;

•	“Studio City Finance Notes” refers to the US$600.0 million aggregate principal amount of 7.250% senior notes due 2024 issued by Studio City Finance Limited on February 11, 2019;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the 2020 Studio City Finance Notes offering;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2018 and 2017 and as of December 31, 2018 and 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.8315 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2018 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8305 to US$1.00. On April 19, 2019, the noon buying rate was HK$7.8445 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.0665 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. We adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2018(1)	2017
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenues	$569,885	$536,711
Total operating costs and expenses	$(420,162)	$(441,887)
Operating income	$149,723	$94,824
Net loss attributable to Studio City Investments Limited	$(45,261)	$(94,495)
Adjusted EBITDA(2)	$318,498	$284,246

(1)

We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2018 as a result of the adoption of the New Revenue Standard.

(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses.

	As of December 31,
	2018	2017
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$338,377	$346,259
Bank deposit with original maturity over three months	$—	$4,884
Restricted cash	$6,981	$6,981
Total assets	$2,682,386	$2,792,058
Total current liabilities	$422,769	$160,799
Total debts(1)	$1,562,040	$1,869,718
Total liabilities	$1,638,113	$2,031,106
Total equity(2)	$1,044,273	$760,952

(1)	Total debts include current and non-current portion of long-term debt, net, loan from an affiliated company and other long-term liabilities.
(2)

We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method and recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$3.3 million and US$33,000, respectively, due to the cumulative effect of adopting the New Revenue Standard.

The following table sets forth a summary of our cash flows for the years presented. The consolidated cash flows data for the year ended December 31, 2017 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update 2016-18 Statement of Cash Flows (Topic 230):Restricted Cash (A Consensus of the FASB Emerging Issues Task Force). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within cash flows from investing activities in the consolidated statements of cash flows have been eliminated.

	Year Ended December 31,
	2018	2017
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$148,986	$67,976
Net cash used in investing activities	$(154,544)	$(50,508)
Cash used in a financing activity	$—	$(1,285)
Effect of foreign exchange on cash, cash equivalents and restricted cash	$(2,324)	$—

Net (decrease) increase in cash, cash equivalents and restricted cash	$(7,882)	$16,183
Cash, cash equivalents and restricted cash at beginning of year	$353,240	$337,057

Cash, cash equivalents and restricted cash at end of year	$345,358	$353,240

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2018 and 2017 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is majority-owned by Melco, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. In 2018, Studio City operated an average of approximately 292 gaming tables and 957 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of December 31, 2018. Such VIP rolling chip operations are operated by the Gaming Operator. In January 2019, the Gaming Operator informed Studio City Entertainment that it will cease VIP gaming operations at the Studio City Casino in January 2020. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 35,000 square meters (approximately 377,000 square feet) of themed and innovative retail space.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2018, we have incurred approximately US$30.8 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan, we currently expect a development project budget of approximately US$1.35 billion to US$1.40 billion (exclusive of any pre-opening costs and financing costs) and a construction period of approximately 32 months. We expect to have significant capital expenditures in the future if we continue to expand our existing operations at Studio City and develop the remaining project.

In February 2018, we announced that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.

Factors Affecting Our Current and Future Operating Results

Our results of operations are and will be affected most significantly by:

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

•

The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	Greater regulatory scrutiny and more stringent enforcement of existing laws and regulations in relation to anti-money laundering, including laws and regulations relating to capital movement;

•

Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect Studio City Casino’s operations in a number of ways:

•

a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to the Gaming Operator’s agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•

if any of Studio City Casino’s gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us and the Gaming Operator to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

•

since the Gaming Operator depends on gaming promoters for its VIP gaming revenue, difficulties in their operations may expose Studio City Casino to higher operational risk while Studio City Casino continues to conduct VIP rolling chip operations.

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical operating results may not be indicative of future operating results because prior to October 2015 when Studio City commenced operations, activities undertaken had been primarily related to our early development and construction of Studio City. We currently derive a significant portion of our revenues from the provision of services in connection with the operation of Studio City Casino, and our remaining revenues from other non-gaming operations of Studio City, including the rooms, food and beverage, entertainment, services fee, mall and retail and other. As our business develops, we expect our revenues derived from the provision of services at Studio City Casino to increase in proportion to our revenues from other sources and expect the expenses we incur to be primarily related to the operation of Studio City.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Studio City Casino’s expected rolling chip win rate is 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

We did not recognize any impairment loss during the year ended December 31, 2018. During the year ended December 31, 2017, impairment loss of US$16.8 million was recognized mainly due to reconfigurations and renovations at Studio City.

Revenue Recognition

On January 1, 2018, we adopted the New Revenue Standard using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The accounting policies for revenue recognition as a result of the New Revenue Standard are as follows.

Our revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services and Right to Use Arrangements, under which the Gaming Operator operates the Studio City Casino. The Gaming Operator deducts gaming tax and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognize the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. We record advance deposits on rooms and advance ticket sales as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees, representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Upon the adoption of the New Revenue Standard, we recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of accumulated losses. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

Complimentary services provided to Studio City Casino’s gaming patrons are deducted from the gross gaming revenues and are measured based on stand-alone selling prices under the New Revenue Standard, replacing the previously used retail values. The non-gaming revenues associated with the provision of these complimentary services are measured on the same basis. The change impacts the amount of revenues from the provision of gaming related services received by us with corresponding changes to the non-gaming revenues.

(2)

The New Revenue Standard changes the measurement basis for the non-discretionary incentives (including the loyalty program) provided to Studio City Casino’s gaming patrons, as administered by the Gaming Operator, from previously used estimated costs to standalone selling prices. The non-discretionary incentives are deducted from the gross gaming revenues by the Gaming Operator and impact the amount of revenues from provision of gaming related services received by us. Similarly, the redemption of non-discretionary incentives for non-gaming services provided by us are measured on the same basis. At the adoption date, we recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$3.3 million and US$33,000, respectively, with a corresponding decrease in amounts due from affiliated companies.

There was no material impact on our financial position as of December 31, 2018 and our results of operations and cash flows for 2018 as a result of the adoption of the New Revenue Standard.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2018 and 2017, we recorded valuation allowances of US$55.6 million and US$57.9 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenues

Our total revenues increased by US$33.2 million, or 6.2%, to US$569.9 million in 2018 from US$536.7 million in 2017. The increase in total revenues was primarily due to enhanced performance in the mass market table games and VIP rolling chip operations as a result of the continuous ramp-up of Studio City. There was no material impact on our revenues in 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Provision of gaming related services. Revenues from the provision of gaming related services are derived from the provision of facilities for the operation of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services increased by US$44.3 million, or 15.0%, to US$339.9 million in 2018 from US$295.6 million in 2017. This increase was due to enhanced performance in mass market table games and VIP rolling chip operations, which contributed to a significant increase in Studio City Casino’s gross gaming revenues in 2018.

Studio City Casino generated gross gaming revenues of US$1,583.8 million and US$1,438.1 million in 2018 and 2017, respectively, before the deduction by the Gaming Operator of gaming tax and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.

Mass market table games revenue increased to US$868.5 million in 2018 from US$759.1 million in 2017 due to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$3,272.9 million in 2018 from US$2,913.0 million in 2017. Mass market table games hold percentage also increased to 26.5% in 2018 from 26.1% in 2017.

Gaming machine revenue increased to US$83.9 million in 2018 from US$78.2 million in 2017 due to an increase in gaming machine handle to US$2,479.9 million in 2018 from US$2,120.5 million in 2017 despite a decrease in gaming machine win rate to 3.4% in 2018 from 3.7% in 2017. Average net win per gaming machine per day was US$240 and US$225 in 2018 and 2017, respectively.

Studio City Casino launched its VIP rolling chip operations in November 2016 with 33 VIP rolling chip tables and in June 2017 the number of VIP rolling chip tables subsequently increased to 45. VIP rolling chip revenue increased to US$631.4 million in 2018 from US$600.8 million in 2017 due to an increase in VIP rolling chip volume, partially offset by a decrease in VIP rolling chip win rate. VIP rolling chip volume increased to US$21.2 billion in 2018 from US$19.0 billion in 2017. VIP rolling chip win rate decreased to 2.97% in 2018 from 3.16% in 2017.

In 2018 and 2017, total gaming tax and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$1,243.9 million and US$1,142.5 million, respectively, which included (i) gaming tax imposed on the gross gaming revenue of US$617.7 million and US$560.9 million, respectively; (ii) complimentary services provided by us to Studio City Casino’s gaming patrons of US$81.0 million and US$73.9 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$36.5 million and US$36.9 million, respectively and (iv) remaining costs of US$508.7 million and US$470.8 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to VIP operations at Studio City Casino.

After the deduction by the Gaming Operator of gaming tax and the costs incurred in connection with its operation of Studio City Casino from gross gaming revenues, we recognized revenues from the provision of gaming related services of US$339.9 million and US$295.6 million in 2018 and 2017, respectively.

Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues remained stable at US$88.3 million and US$88.7 million in 2018 and 2017, respectively. Studio City’s average daily rate, occupancy rate and REVPAR were US$138, 100% and US$138, respectively, in 2018, as compared to US$140, 99% and US$138, respectively, in 2017.

Food and beverage, entertainment, mall, retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$8.5 million, or 7.9%, to US$99.1 million in 2018 from US$107.5 million in 2017. The decrease was primarily due to the closure of a non-gaming attraction for remodeling in late 2017 and closure of certain retail shops for the expansion of the northeast entrance of Studio City in mid-2017.

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, were US$42.6 million and US$44.8 million in 2018 and 2017, respectively.

Operating Costs and Expenses

Our total operating costs and expenses decreased by US$21.7 million, or 4.9%, to US$420.2 million in 2018 from US$441.9 million in 2017.

Provision of gaming related services. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by certain Melco Affiliates pursuant to the Master Services Agreements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$20.3 million and US$24.0 million in 2018 and 2017, respectively.

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, remained stable at US$21.9 million and US$21.8 million in 2018 and 2017, respectively.

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, amounted to US$73.5 million and US$71.8 million in 2018 and 2017, respectively.

General and administrative. General and administrative expenses were US$135.8 million and US$134.9 million in 2018 and 2017, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to certain Melco Affiliates for shared corporate services provided to non-gaming departments pursuant to the Master Services Agreements. Expenses relating to services fee revenues are also included in the general and administrative expenses.

Pre-opening costs. Pre-opening costs were US$4.5 million in 2018 as compared to US$0.1 million in 2017. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2018 was mainly related to the marketing of the new stunt show Elēkrŏn.

Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2018 and 2017.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$7.8 million, or 4.7%, to US$158.8 million in 2018 from US$166.6 million in 2017.

Property charges and other. Property charges and other expenses of US$2.1 million were primarily attributable to the repairs and maintenance costs incurred as a result of Typhoon Hato and Typhoon Mangkhut. Property charges and other expense of US$19.4 million in 2017 were primarily attributable to impairment of assets as a result of the remodeling of a non-gaming attraction, retail shops and a food station of US$16.8 million.

Operating Income

As a result of the foregoing, we had an operating income of US$149.7 million in 2018, compared to an operating income of US$94.8 million in 2017.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, loan commitment fees, net foreign exchange gains and other non-operating income, net. We incurred total net non-operating expenses of US$195.0 million in 2018, compared to US$190.4 million in 2017.

Interest expenses. Interest expenses amounted to US$199.1 million in 2018, as compared to US$193.3 million in 2017. The increase in interest expenses of US$5.7 million was primarily due to higher interest expenses from the Studio City Intercompany Note.

Loan commitment fees. Loan commitment fees, which were associated with the 2021 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2018 and 2017.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$45.3 million in 2018, compared to a loss before income tax of US$95.5 million in 2017.

Income Tax (Expense) Credit

Income tax expenses was US$0.5 million and was primarily attributable to deferred income tax expense, compared to income tax credit of US$0.2 million in 2017, which was attributable to deferred income tax credit. The effective tax rates in 2018 and 2017 were (1.2)% and 0.2%, respectively. Our effective tax rates in 2018 and 2017 differed from the statutory Macau complementary tax rate of 12% due to the effect of expenses for which no income tax benefits are receivable, the change in valuation allowances and certain of our profits were exempted from the Macau complementary tax. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Noncontrolling interests

Our net loss attributable to noncontrolling interests amounted to US$0.6 million and US$0.8 million in 2018 and 2017, respectively.

Net Loss Attributable to Studio City Investments Limited

As a result of the foregoing, we had a net loss attributable to Studio City Investments Limited of US$45.3 million in 2018, compared to a net loss attributable to Studio City Investments Limited of US$94.5 million in 2017.

Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, were US$318.5 million and US$284.2 million in 2018 and 2017, respectively.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City Investments Limited to Adjusted EBITDA

	Year Ended December 31,
	2018(2)	2017
	(in thousands of US$)
Net loss attributable to Studio City Investments Limited	$(45,261)	$(94,495)
Net loss attributable to noncontrolling interests	(586)	(839)

Net loss	(45,847)	(95,334)
Income tax expense (credit)	544	(211)
Interest and other non-operating expenses, net	195,026	190,369
Property charges and other	2,112	19,350
Depreciation and amortization	162,128	169,958
Pre-opening costs	4,535	114

Adjusted EBITDA	$318,498	$284,246

Adjusted EBITDA margin(1)	55.9%	53.0%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenues.
(2)

We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2018 as a result of the adoption of the New Revenue Standard.

The Adjusted EBITDA for Studio City in 2018 and 2017 referred to in Melco’s 2018 annual report on Form 20-F were US$56.8 million and US$51.3 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco’s annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in such Melco’s annual report does not reflect certain costs related to the VIP operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco’s annual report includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Liquidity and Capital Resources

Up through the opening of Studio City, our principal sources of liquidity included shareholder equity contributions, loan facilities and senior notes facilities to meet our project development needs. Following the opening of Studio City in October 2015, we relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2018, we held cash and cash equivalents of US$338.4 million and restricted cash of US$7.0 million. Restricted cash represented certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. Further, the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2018, subject to certain conditions precedent.

The following table sets forth a summary of our cash flows for the years presented. The consolidated cash flows data for the year ended December 31, 2017 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update 2016-18 Statement of Cash Flows (Topic 230):Restricted Cash (A Consensus of the FASB Emerging Issues Task Force). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within cash flows from investing activities in the consolidated statements of cash flows have been eliminated.

	Year Ended December 31,
	2018	2017
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$148,986	$67,976
Net cash used in investing activities	$(154,544)	$(50,508)
Cash used in a financing activity	$—	$(1,285)
Effect of foreign exchange on cash, cash equivalents and restricted cash	$(2,324)	$—

Net (decrease) increase in cash, cash equivalents and restricted cash	$(7,882)	$16,183
Cash, cash equivalents and restricted cash at beginning of year	$353,240	$337,057

Cash, cash equivalents and restricted cash at end of year	$345,358	$353,240

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$149.0 million in 2018, as compared to net cash provided by operating activities of US$68.0 million in 2017, primarily due to the higher contribution of cash generated from the improving operations of Studio City and decreased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$154.5 million in 2018, as compared to net cash used in investing activities of US$50.5 million in 2017.

Net cash used in investing activities amounted to US$154.5 million in 2018, primarily attributable to (i) capital expenditure payments of US$151.0 million and (ii) funds to an affiliated company of US$13.4 million, partially offset by (iii) proceeds from sales of property and equipment and other long-term assets of US$9.2 million and (iv) net withdrawal of bank deposits with original maturities over three months of US$4.9 million.

Net cash used in investing activities amounted to US$50.5 million in 2017, primarily attributable to (i) capital expenditure payments of US$42.3 million, (ii) placement of a bank deposit with original maturity over three months of US$4.9 million and (iii) funds to an affiliated company of US$2.8 million.

Financing Activities

There was no cash used in/provided by any financing activities in 2018.

Cash used in a financing activity was US$1.3 million in 2017, attributable to the payment of debt issuance costs associated with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2018:

As of December 31, 2018
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Intercompany Note	425,000
2021 Studio City Senior Secured Credit Facility	128

$1,625,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2018 are summarized below.

During the year ended December 31, 2018, Studio City Finance waived part of the Studio City Intercompany Note balance which, net of an unamortized advance discount of US$51.6 million, amounted to US$348.4 million as a capital contribution to the Company. For further details, refer to note 14 to the consolidated financial statements included elsewhere in this annual report.

On February 11, 2019, Studio City Finance issued the US$600.0 million Studio City Finance Notes and priced at 100%. The net proceeds from the Studio City Finance Notes were partly used to fund the 2020 Studio City Finance Notes Tender Offer, and to redeem in full the remaining outstanding 2020 Studio City Finance Notes in aggregate principal amount of US$208.5 million, with accrued interest on March 13, 2019. All of the existing subsidiaries of Studio City Finance (including the Company) and any other future restricted subsidiaries as defined in the Studio City Finance Notes are guarantors to guarantee the indebtedness under the Studio City Finance Notes.

On February 11, 2019, Studio City Finance on-lent the principal amount of the Studio City Finance Notes of US$600.0 million to the Company under an intercompany loan note (the “2019 Studio City Intercompany Note”). The Company has drawn down in aggregate principal amount of US$425.0 million of the 2019 Studio City Intercompany Note in February and March 2019 to refinance the Studio City Intercompany Note. The 2019 Studio City Intercompany Note is interest bearing at 7.250% per annum and interest is payable semi-annually in arrears on February 11 and August 11 of each year, beginning on August 11, 2019. The 2019 Studio City Intercompany Note is unsecured and matures on February 11, 2024 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the Studio City Finance Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the Studio City Finance Notes.

For further details of the above indebtedness, refer also to notes 7 and 14 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Also refer to “Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposures.

Other Financing and Liquidity Matters

To the extent permitted by the definitive agreements in respect of the 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Finance Notes and the Studio City Company Notes, we may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop the remaining land of Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In October 2018, SCI completed its initial public offering of 28,750,000 ADSs (equivalent to 115,000,000 Class A ordinary shares). In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of ADSs sold in SCI’s initial public offering was 33,062,500 ADSs and SCI received net proceeds of approximately US$406.7 million from the ADSs sold in its initial public offering and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

For details for our commitments and contingencies, see note 13 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2018 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Company Notes	$350.0	$850.0	$—	$—	$1,200.0
Studio City Intercompany Note(2)	—	425.0	—	—	425.0
2021 Studio City Senior Secured Credit Facility	—	0.1	—	—	0.1
Fixed interest payments	116.6	151.2	—	—	267.8
Construction costs and property and equipment retention payables	1.6	—	—	—	1.6
Other contractual commitments:
Government annual land use fees(3)	0.9	1.9	2.2	3.2	8.2
Construction costs and property and equipment acquisition commitments(4)	23.9	13.1	—	—	37.0

Total contractual obligations	$493.0	$1,441.3	$2.2	$3.2	$1,939.7

(1)	See notes 7 and 14 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of the Studio City Finance Notes. On February 11, 2019, Studio City Finance on-lent the principal amount of the Studio City Finance Notes of US$600.0 million to the Company under the 2019 Studio City Intercompany Note. The Company has drawn down in aggregate principal amount of US$425.0 million of the 2019 Studio City Intercompany Note in February and March 2019 to refinance the Studio City Intercompany Note. See note 16 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(3)

The Studio City site is located on a land parcel in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligation.

(4)	See note 13(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 13(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2018 and 2017, the balance of the reserve amounted to US$6,000 and US$6,000, respectively.

Restrictions on Distributions

The respective indentures governing the Studio City Finance Notes and the Studio City Company Notes and the agreement for the 2021 Studio City Senior Secured Credit Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our subsidiaries (as a restricted subsidiary of the Studio City Finance Notes), Studio City Company (as issuer of the Studio City Company Notes), us (as parent guarantor of the Studio City Company Notes) and its restricted subsidiaries and Studio City Company (as borrower under the 2021 Studio City Senior Secured Credit Facility), its parent company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be foreign exchange rate risk associated with the currency of our operations and as a result of the presentation of our consolidated financial statements.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Macau Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness, as a result of the Studio City Company Notes, the Studio City Intercompany Notes and the costs associated with servicing and repaying such debts are denominated in U.S. Dollars. In addition, the 2021 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2018 included U.S. Dollars, Hong Kong Dollars and the Patacas. Based on the cash and bank balances as of December 31, 2018, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$2.4 million for the year ended December 31, 2018.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2018 and 2017. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 3.01% and 1.23% in 2018 and 2017, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

BUSINESS

Overview

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. In 2018, Studio City operated an average of approximately 292 gaming tables and 957 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of December 31, 2018. Such VIP rolling chip operations are operated by the Gaming Operator. In January 2019, the Gaming Operator informed Studio City Entertainment that it will cease VIP gaming operations at the Studio City Casino in January 2020. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 35,000 square meters (approximately 377,000 square feet) of themed and innovative retail space.

In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards 2017-18. Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, according to Forbes Travel Guide’s official 2019 Star Rating List, Studio City is currently one of only 11 Triple Five-Star Winners in the world garnering the Forbes Travel Guide Five-Star recognition for its hotel, spa and one of its restaurants. Studio City’s Star Tower once again received the Forbes Travel Guide Five-Star recognition, while Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the first time in 2019 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its first Forbes Travel Guide Five-Star recognition in 2019 and one-Michelin-starred establishment rank for the third consecutive year in the Michelin Guide Hong Kong Macau 2019, while Bi Ying has been once again recommended in the guidebook. In addition, Pearl Dragon and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City is strategically located in Cotai, as the only property directly adjacent to the Lotus Bridge immigration checkpoint and one of the few dedicated Cotai hotel-casino resort stops planned on the Macau Light Rapid Transit Line. The Lotus Bridge connects Cotai with Hengqin Island in Zhuhai, China, a designated special economic district in China undergoing significant business and infrastructure development.

Under our current plan, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2018, we have incurred approximately US$30.8 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan, we currently expect a development project budget of approximately US$1.35 billion to US$1.40 billion (exclusive of any pre-opening costs and financing costs) and a construction period of approximately 32 months. We expect to have significant capital expenditures in the future if we continue to expand our existing operations at Studio City and develop the remaining project.

The Gaming Operator operates the gaming areas of Studio City pursuant to the Services and Right to Use Arrangements. The Gaming Operator is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas. We operate the non-gaming businesses of Studio City.

The Property

Studio City

Gaming

Studio City Casino currently consists of a mass market table gaming area, a gaming machine area and a VIP gaming area. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016, including both junket and premium direct VIP offerings.

Studio City Casino currently provides mass market gaming tables, gaming machines and VIP rolling chip tables. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. In January 2019, the Gaming Operator informed us that it will cease the operation of VIP rolling chip tables at the Studio City Casino on January 15, 2020. Our management team is in the process of assessing the potential impact of the cessation of VIP rolling chip operations with a view to developing the appropriate mitigation strategy. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the mass market segment at the Studio City Casino and enhance our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Segment

The mass market gaming area caters to mass market gaming patrons and offers a full range of games, 24 hours daily. The layout of the gaming floor is organized using the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Going forward, Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations, including both junket and premium direct VIP offerings. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations. In January 2019, the Gaming Operator informed us that it will cease the operation of VIP rolling chip tables at the Studio City Casino on January 15, 2020.

Hotel

Studio City includes self-managed luxury hotel facilities with approximately 1,600 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel features two distinct towers, enabling it to provide a variety of accommodation selections to visitors. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are five types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Suite at 185 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers seven different room packages ranging from the Celebrity King at 42 square meters to the Celebrity Suite at 85 square meters.

Studio City is currently one of only 11 Triple Five-Star Winners in the world garnering the Forbes Travel Guide Five-Star recognition for its hotel, spa and one of its restaurants.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. Over 20 food and beverage outlets are located throughout Studio City, including traditional Cantonese, Shanghainese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including one Michelin-starred Pearl Dragon. We also offer light snacks and souvenirs within our Warner Bros. Fun Zone, a 32,000 square foot playground replete with all the popular Warner Bros., DC Comics and Hanna-Barbera characters.

Retail

Studio City has over 35,000 square meters of themed and innovative retail space at the lower levels of the property. It has a net leasable area of approximately 27,000 square meters. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square and Beverly Hills’ Rodeo Drive. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned luxury brands, such as Balmain, Bottega Veneta, Bvlgari, Calvin Klein Platinum, Coach, Emporio Armani, Fendi, Givenchy, Graff, Gucci, IWC, Longines, Prada, Tiffany & Co., Vacheron Constantin and Versace Collection as well as personal shopper services. At the connection between the two themed retail streets lies Times Square Macau, which features a Legend Heroes Virtual Reality Attraction featuring state of the art virtual reality equipment and rides.

Entertainment

Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:

•

Golden Reel — an iconic landmark of Macau, it is the world’s first figure-8 and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers. During 2018, the Golden Reel attracted over 500,000 visitors.

•

Batman Dark Flight — the world’s first flight simulation ride based on the “Batman” franchise. Enhanced with the latest in flight simulation technology and the very best in audio design and visual graphics, this immersive flying theater 4D motion ride provides thrill-seekers with a dynamic flying experience based on a multi-sensory, action-packed, digitally-animated Batman storyline with Batman’s heart-stopping encounters. Our Batman Dark Flight ride attracted over 200,000 visitors in 2018.

•

Warner Bros. Fun Zone — a 32,000-square-foot indoor play center packed with rides and interactive fun zones themed around popular characters from Warner Bros.’ DC Comics, Hanna-Barbera Productions and Looney Tunes entertainment franchises in a secure environment, complete with on-site child concierge services. The Warner Bros. Fun Zone targets kids of all ages, where kids can enjoy an immersive play experience with characters including Bugs Bunny, Tweety Pie, Sylvester, Taz and Daffy Duck. A range of shops and restaurants, a cartoon cinema and a designated birthday venue with different customizable rooms are also featured at the venue, providing families with children with memorable opportunities to interact and meet with iconic cartoon characters.

•

Studio 8 — the only TV studio facility in Macau to provide open access to “plug-in and play” facilities to create a fully operational television recording and broadcast studio. Studio 8 is a state-of-the-art studio facility with all the best-in-class infrastructure to support portable specialist equipment required for world-class TV production.

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings. The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•

RiverScape — a jungle river-themed water ride that caters to families and is over 450 meters long, offers three routes of differing lengths and a children’s pool with two slides that lead to separate splash pools.

•

Macau EStadium — a high-performance e-Sports venue that can seat approximately 270 guests. Macau EStadium is equipped with virtual non-casino gaming facilities and cutting-edge technology capable of hosting an array of e-Sports events, including top multiplayer gaming tournaments and live-streaming of e-Sports events from other parts of the world.

•	Elēkrŏn — an all-electric indoor theatrical stunt show.

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 seats or a cocktail reception for 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,300 seats or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the pool deck and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Han Hong ( ), Kenny G, A-mei ( ) and Jam Hsiao ( ) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament.

Customers

We seek to cater to a broad range of customers with a focus on mass market players through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty program at Studio City, which is jointly operated with other casinos operated by Melco Resorts, ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

Gaming Patrons

Gaming patrons currently include mass market players and VIP rolling chip players.

Mass market players are non-VIP rolling chip players that come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming floors and our non-gaming offerings. Mass market players are further classified as mainstream mass market and premium mass market players. Our premium mass market players generally do not take advantage of our luxury amenities to the same degree as VIP rolling chip players, but they are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market players. Mass market players play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip players.

VIP rolling chip players are patrons who participate in Studio City Casino’s in-house rolling chip programs or in the rolling chip programs of the gaming promoters at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the direct marketing efforts and relationships of the Gaming Operator, and junket players sourced by the gaming promoters. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator. The gaming promoters typically offer similar complimentary products or services and will extend credit to the junket players sourced by them.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Gaming Promoters

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ and source junket players. VIP rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from the Gaming Operator. The Gaming Operator pays commissions and provides other complimentary services to gaming promoters. Gaming promoters also extend credit to their junket players and are responsible for collecting such credit from them.

The Gaming Operator has procedures to screen prospective gaming promoters prior to their engagement and conducts periodic checks that are designed to ensure that the gaming promoters with whom the Gaming Operator associates meet suitability standards. The Gaming Operator typically enters into gaming promoter agreements for a one-year term that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated either by reference to revenue share or monthly rolling chip volume. The gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation.

Land Concession

In October 2001, we entered into a land concession contract with the Macau government for the land on which Studio City is located. The contract was subsequently amended in 2012 and 2015.

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 707,078 square meters. Currently, the gross floor area of Studio City is approximately 477,110 square meters.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

In February 2018, we announced that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.

Development of Our Remaining Project

Under our current plan, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2018, we have incurred approximately US$30.8 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan, we currently expect a development project budget of approximately US$1.35 billion to US$1.40 billion (exclusive of any pre-opening costs and financing costs) and a construction period of approximately 32 months.

Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Melco Affiliates, including operational management services and general corporate services, such as payroll, human resources, information technology, marketing, accounting and legal services under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Melco Affiliates.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may be also paid.

Advertising and Marketing

In order to be competitive in the Macau gaming environment, the Gaming Operator holds various promotions and special events at Studio City Casino and operates a loyalty program for gaming patrons. In addition, Studio City Casino participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce Studio City’s ramp-up period, reduces marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract non-gaming customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.

There is a public relations and advertising team dedicated to Studio City that cultivates media relationships, promotes Studio City’s brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor, on property (as permitted by Macau, PRC and any other applicable regional laws) as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.

Market and Competition

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located.

Macau Gaming Market

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which Mr. Lawrence Ho, the chairman of SCI and the chairman and chief executive officer of Melco Resorts, and his family members have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is developing its project in Cotai, which is currently expected to open in 2019.

SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2020.

Galaxy has granted a subconcession to Venetian Macau Limited, a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau Limited, with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau Peninsula, together with The Venetian Macau, the Plaza Casino at The Four Seasons Hotel Macao and Sands Cotai Central, which are located in Cotai. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016 and has announced the re-branding and re-development of the Sands Cotai Central into The Londoner Macao.

Wynn Resorts Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the NASDAQ Global Select Market. Wynn Resorts Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai. Melco Resorts Macau obtained its subconcession from Wynn Resorts Macau. Melco Resorts Macau, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009. Phase 3 of City of Dreams, which includes the Morpheus Hotel, opened in June 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new or renovates pre-existing casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2018 was 6,588. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government may change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts in other regions such as Singapore, Malaysia, South Korea, the Philippines, Vietnam, Cambodia, Australia, New Zealand and Japan. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort, Resorts World Sentosa, in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino at Marina Bay Sands in Singapore in April 2010. In December 2016, a law which established the fundamental legal basis for the development of integrated resorts in Japan took effect, with further corresponding legislation providing a more detailed legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

We may also face competition from hotels and resorts in the Philippines, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation, Tiger Resorts Leisure and Entertainment Inc., Melco Resorts Leisure (PHP) Corporation as well as Philippine Amusement and Gaming Corporation.

Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. We believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic.

South Korea has allowed casinos for foreigners for some time including Seven Luck Casino and Paradise Walker Hill Casino in Seoul and Paradise Casinos in Busan and Incheon. Recently, Kangwon Land Casino opened in an old mining area of South Korea and began to accept Korean nationals.

Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 lower berths. Star Cruises vessels in Asia Pacific offer extensive gaming activities to their passengers. These cruise vessels may compete for Asian-based patrons with Studio City Casino gaming operations in Macau.

There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong, but they are relatively small compared to those in Macau.

In addition, there are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Staff

There were 4,374, 4,520 and 4,812 dedicated staff members as of December 31, 2018, 2017 and 2016, respectively, performing services solely at Studio City.

The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. Under the Master Services Agreements, the Melco Affiliates recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Melco Affiliates who devote a portion of their time under the arrangements.

The property president and property chief financial officer are employed by us and oversee the operations of Studio City. The following table indicates the distribution of these staff by function pursuant to the Master Services Agreements as of December 31, 2018:

Function	Number of Staff
Management, Administrative and Finance	35
Gaming	1,775
Hotel	698
Food and Beverage	916
Property Operations	509
Entertainment and Projects	125
Marketing	195
Others	121

Total	4,374

Through the Master Services Agreements, we are able to leverage the resources and platform of the Melco Affiliates to have qualified staff dedicated to working on our property. Our success depends on the ability of the Melco Affiliates and us to attract, retain, motivate, and inspire qualified personnel. We believe that we maintain a good working relationship with the staff working at Studio City. We have not experienced any significant labor disputes. None of the dedicated staff members performing services solely at Studio City are members of any labor union and neither we nor any of the Melco Affiliates are a party to any collective bargaining or similar agreement with such staff.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration.

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our sole director as of the date of this annual report.

Name	Age	Position/Title
Stephanie Cheung	56	Director

Ms. Stephanie Cheung is our sole director. Ms. Cheung is also the executive vice president and chief legal officer of Melco and she was appointed to this role in December 2008. Prior to that, she held the title of general counsel of Melco from November 2006, when she joined Melco. She has acted as the secretary to the board of Melco since she joined Melco. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining Melco, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Geoffry Philip Andres	52	Property President
Timothy Green Nauss	61	Property CFO

Mr. Geoffry Philip Andres has served as the property president of Studio City since February 2018. Prior to Mr. Andres’ current position, Mr. Andres served as property president / chief operating officer of Melco Resorts and Entertainment (Philippines) Corporation from November 2015 to January 2018. Prior to joining Melco, Mr. Andres was the chief executive officer and executive director on the board of Aquis Entertainment Limited in Canberra, Australia, responsible for an existing casino and assisting with the development and acquisition of additional casinos. Prior to this position, from September 2011 until April 2015, Mr. Andres was senior vice president and general manager of Sands Macau, responsible for its overall operations, including a casino with 300 tables and 1,100 slot machines, six restaurants and a 289-room hotel. From December 2010 to September 2011, Mr. Andres was vice-president, slots, for all of Sands China Limited, including The Venetian Macao, Sands Macao and The Plaza Macao, totaling 3,490 slot machines. Mr. Andres began his career with Harrah’s in 1988, and from June 2005 to December 2010, Mr. Andres was the vice president and general manager for Harrah’s Ak-Chin Casino Resort in Arizona. Mr. Andres graduated from the University of Nevada with a bachelor of science degree in business administration and a master’s degree in business administration.

Mr. Timothy Green Nauss is the property chief financial officer at Studio City and he was appointed to his current role in January 2015. Most recently, Mr. Nauss was the Executive Director, Finance for Wynn Palace, where he focused on the Cotai Strip development for the Finance division. Prior to this role, he was Director of Finance at Wynn Resorts Macau and was involved in opening of Encore Macau. Prior to joining Wynn Resorts Macau in 2009, Mr. Nauss was the Director of Finance, Cotai for Venetian Macau Limited, and served as Director of Finance in the pre-opening development, operational development and opening for Venetian Macau. He was VP of Finance with Wyndham International from 2000 to 2005. Mr. Nauss began his career in hospitality with Hilton Hotels Corporation where he served in a number of executive capacities in both Operations and Finance. Mr. Nauss graduated with his bachelor of arts and sciences degree from the University of South Carolina with a major in psychology and a minor in accounting.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2018 and 2017, see note 14 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2021 Studio City Senior Secured Credit Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “2021 Borrowing Group”) entered into the 2021 Studio City Senior Secured Credit Facility with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”). The 2021 Studio City Senior Secured Credit Facility is guaranteed by the same entities that guarantee the Studio City Company Notes and secured by substantially the same collateral as those securing the Studio City Company Notes with priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action against the common collateral.

On November 30, 2016, Studio City Company issued the Studio City Company Notes, and repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the Studio City Company Notes and cash on hand.

Term Loan Facility

The Term Loan Facility matures on the date which is five years from the issue date of the Studio City Company Notes, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the Studio City Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on the date which is five years from the issue date of the Studio City Company Notes unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The 2021 Studio City Senior Secured Credit Facility and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the 2021 Studio City Senior Secured Credit Facility; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

Interest and Fees

All amounts outstanding under the 2021 Studio City Senior Secured Credit Facility shall bear interest at HIBOR plus a margin of 4% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the 2021 Studio City Senior Secured Credit Facility during the availability period applicable to the Revolving Credit Facility.

Security

The 2021 Studio City Senior Secured Credit Facility is secured by the same collateral as the Studio City Company Notes, other than the Note Interest Accrual Accounts (as defined below).

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Term Loan Facility Cash Collateral Account”).

Covenants

The 2021 Studio City Senior Secured Credit Facility contains certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the Studio City Company Notes (see below). The Revolving Credit Facility also benefits from a “notes purchase condition” covenant that prohibits Studio City Company from making a voluntary legally binding commitment or offer for a notes repurchase while an Event of Default (as defined in the 2021 Studio City Senior Secured Credit Facility) is outstanding and may, in other circumstances, require a certain pro rata cancellation of the Revolving Credit Facility.

The 2021 Studio City Senior Secured Credit Facility also requires the 2021 Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	amendments and certain other requirements in connection with the Studio City Finance Notes documents;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the 2021 Studio City Senior Secured Credit Facility against unsecured and unsubordinated debts.

The 2021 Studio City Senior Secured Credit Facility also contains information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Events of Default

The 2021 Studio City Senior Secured Credit Facility contains customary events of default, including events of default relating to the amended land concession or gaming subconcession being terminated or rescinded without further judicial or administrative appeal being permitted or the Macau government taking any formal measure seeking termination of the amended land concession or gaming subconcession.

2019 Studio City Company Notes

On November 30, 2016, Studio City Company issued the 2019 Studio City Company Notes. The 2019 Studio City Company Notes are listed on SGX-ST.

Guarantee

The 2019 Studio City Company Notes are guaranteed by all of our existing subsidiaries (other than Studio City Company). The indenture governing the 2019 Studio City Company Notes also provides that any other of our future restricted subsidiaries that provide guarantees of certain specified indebtedness (including under the 2021 Studio City Senior Secured Credit Facility) will be required to guarantee the 2019 Studio City Company Notes.

Interest

The 2019 Studio City Company Notes will bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on May 30 and November 30 of each year.

Security

The 2019 Studio City Company Notes and the guarantees of the 2019 Studio City Company Notes are secured by the related note interest accrual accounts described under “—Note Interest Accrual Accounts” below and by substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries.

Note Interest Accrual Account

Studio City Company will, on the 30th of each month (or the last day of February), deposit an amount that is not less than one-sixth of the aggregate amount of interest due on the 2019 Studio City Company Notes on the next interest payment date into a U.S. dollar-denominated note interest accrual account (together with any subaccounts or related accounts, including for term deposits, established in connection therewith, the “2019 Studio City Company Note Interest Accrual Account,” together with the note interest accrual account for the 2021 Studio City Company Notes, the “Note Interest Accrual Accounts,” and each, a “Note Interest Accrual Account”) established by, and in the name of, Studio City Company with the Account Bank so that at such interest payment date, the amount standing to the credit of the 2019 Studio City Company Note Interest Accrual Account is at least equal to the amount of interest due on the 2019 Studio City Company Notes on such interest payment date (and such aggregate amount will be applied in making such payment). The Security Agent will have a perfected security interest in the 2019 Studio City Company Note Interest Accrual Account and all dividends, instruments, cash and cash equivalents and other property, as applicable, on deposit in such account on an exclusive basis for the benefit of the 2019 Studio City Company Notes Trustee and the holders of the 2019 Studio City Company Notes. The Security Agent will not have a lien on the 2019 Studio City Company Note Interest Accrual Account and the cash and cash equivalents on deposit in such account for the benefit of the 2021 Studio City Company Notes Trustee, the holders of the 2021 Studio City Company Notes or the Senior Secured Credit Facilities Finance Parties.

Covenants

The indenture governing the 2019 Studio City Company Notes include certain limitations on Studio City Company and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of default

The indenture governing the 2019 Studio City Company Notes contain certain customary events of default, including default in the payment of principal, or of any premium, on the 2019 Studio City Company Notes, when such payments become due, default in payment of interest which continues for 30 days, breaches of covenants, defaults under other indebtedness, insolvency, termination or rescission of any gaming license required for our gaming business and other events of default specified in the indenture governing the 2019 Studio City Company Notes, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing, the trustee under the indenture governing the 2019 Studio City Company Notes or the holders of at least 25% of the outstanding 2019 Studio City Company Notes may declare the principal of the 2019 Studio City Company Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of control

Upon the occurrence of a Change of Control (as defined under the indenture for the 2019 Studio City Company Notes), each holder of the 2019 Studio City Company Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2019 Studio City Company Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Company has previously or concurrently elected to redeem the Studio City Company Notes

Maturity and redemption

The maturity of the 2019 Studio City Company Notes is November 30, 2019. At any time prior to November 30, 2019, Studio City Company may redeem all or a part of the 2019 Studio City Company Notes at a redemption price equal to 100% of the principal amount of the 2019 Studio City Company Notes redeemed plus the applicable premium specified in the indenture governing the 2019 Studio City Company Notes as of, and accrued and unpaid interest to, the date of redemption. At any time prior to November 30, 2019, Studio City Company may redeem up to 35% of the aggregate principal amount of the 2019 Studio City Company Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 105.875% of the principal amount of the 2019 Studio City Company Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Studio City Finance Notes

On February 11, 2019, Studio City Finance issued US$600 million 7.250% senior notes due 2024. As of the date of this annual report, US$600 million of the Studio City Finance Notes remain outstanding. The Studio City Finance Notes are listed on SGX-ST.

Guarantee

The Studio City Finance Notes are guaranteed by all of the existing subsidiaries of Studio City Finance. The indenture governing the Studio City Finance Notes also provides that any other future restricted subsidiaries of Studio City Finance that provide guarantees of certain specified indebtedness will be required to guarantee the Studio City Finance Notes.

Interest

The Studio City Finance Notes will bear interest at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year.

Covenants

The indenture governing the Studio City Finance Notes include certain limitations on Studio City Finance and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of default

The indenture governing the Studio City Finance Notes contains certain customary events of default, including default in the payment of principal, or of any premium, on the Studio City Finance Notes, when such payments become due, default in payment of interest which continues for 30 days, breaches of covenants, defaults under other indebtedness, insolvency, termination or rescission of any gaming license required for our gaming business and other events of default specified in the indenture governing the Studio City Finance Notes, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing, the trustee under the indenture governing the Studio City Finance Notes or the holders of at least 25% of the outstanding Studio City Finance Notes may declare the principal of the Studio City Finance Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of control

Upon the occurrence of a Change of Control, each holder will have the right to require Studio City Finance to repurchase all or any part of such holder’s Studio City Finance Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the Studio City Finance Notes.

Maturity and redemption

The maturity of the Studio City Finance Notes is February 11, 2024. At any time prior to February 11, 2021, Studio City Finance may redeem all or a part of the Studio City Finance Notes at a redemption price equal to 100% of the principal amount of the Studio City Finance Notes plus the applicable premium specified in the indenture governing the Studio City Finance Notes as of, and accrued and unpaid interest to, the redemption date.

On or after February 11, 2021, Studio City Finance may redeem all or part of the Studio City Finance Notes upon not less than 30 nor more than 60 days’ notice at the redemption prices plus accrued and unpaid interest, if any, on the Studio City Finance notes redeemed, to the applicable redemption date. At any time prior to February 11, 2021, Studio City Finance may redeem up to 35% of the principal amount of the Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 107.250% of the principal amount of the Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the 2021 Studio City Senior Secured Credit Facility and the Studio City Company Notes, when payments can be made in respect of the debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions.

Ranking and Priority

Liabilities under the 2021 Studio City Senior Secured Credit Facility, the Studio City Company Notes, certain pari passu indebtedness and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the Studio City Finance Notes, the guarantees and the additional guarantees in relation to the Studio City Finance Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves, although any liabilities in respect of obligations under the 2021 Studio City Senior Secured Credit Facility that are secured by the Common Collateral will have priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action of such Common Collateral) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the cash collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only and the note interest accrual accounts in respect of the 2019 Studio City Company Notes and the 2021 Studio City Company Notes shall benefit the creditors of the respective series of Studio City Company Notes only and each shall be subject to separate control and recovery waterfall arrangements.

Permitted Payments

Until an acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restrictions on the Term Loan Facility” below.

After an acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the Studio City Company Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to the Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)

three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)

the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the 2021 Studio City Senior Secured Credit Facility and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the 2021 Studio City Senior Secured Credit Facility) have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fifth paragraph under “ —Limitations on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

•	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

•

an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•

to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fifth paragraph under “—Limitations on Enforcement” above have occurred; or

•	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result to be applied in the following order:

•

First: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) pro rata and pari passu, the costs and expenses of the Security Agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Second: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) in payment or reimbursement of certain payment or funding obligations under the terms of the services and right to use direct agreement entered into in November 2013 between, among others, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the Studio City Project Facility and which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements;

•

Third: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agent in respect to the 2021 Studio City Senior Secured Credit Facility, the Intercreditor Agent and the power of attorney agent each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Fourth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•

Fifth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) pro rata and pari passu, amounts owed to the creditors under the Revolving Credit Facility under the 2021 Studio City Senior Secured Credit Facility, the liabilities (other than in relation to principal) in respect of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility and certain designated super senior hedging obligations;

•

Sixth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Accounts) pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under 2021 Studio City Senior Secured Credit Facility);

•

Seventh: in the case of recoveries from credit specific security over credit specific accounts (other than the Term Loan Facility Cash Collateral Account), towards the relevant Secured Creditors benefitting from such credit specific security;

•	Eighth: towards the discharge of the principal amount of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility;

•

Ninth: in the case of recoveries from the Term Loan Facility Cash Collateral Account, if permitted in accordance with the other terms of the Intercreditor Agreement, towards the discharge of the principal amount of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility; and

•	Tenth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; and (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the cash collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Terms of the sponsor group loans and documents under the Studio City Company Notes evidencing those terms may only be amended or waived if that amendment or waiver is of a minor or administrative nature and is not prejudicial to any of the Secured Creditors and are not prohibited by the Intercreditor Agreement or any other finance document or otherwise if the prior written consents of the required Super Senior Creditors and required Pari Passu Creditors are obtained.

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

STUDIO CITY INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Studio City Investments Limited:

We have audited the accompanying consolidated financial statements of Studio City Investments Limited which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Studio City Investments Limited at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2(s) to the consolidated financial statements, the Company changed its method for accounting for revenues from contracts with customers due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018, using the modified retrospective approach.

/s/ Ernst & Young

Hong Kong

April 30, 2019

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$338,377	$346,259
Bank deposit with original maturity over three months	—	4,884
Restricted cash	6,852	6,851
Accounts receivable, net	1,698	2,236
Amounts due from affiliated companies	65,662	59,180
Inventories	9,721	9,813
Prepaid expenses and other current assets	27,640	19,785

Total current assets	449,950	449,008

PROPERTY AND EQUIPMENT, NET	2,061,673	2,159,638
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	44,483	55,266
ADVANCE TO AN AFFILIATED COMPANY	4,607	2,344
RESTRICTED CASH	129	130
LAND USE RIGHT, NET	121,544	125,672

TOTAL ASSETS	$2,682,386	$2,792,058

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$6,366	$2,603
Accrued expenses and other current liabilities	51,371	143,372
Income tax payable	33	—
Current portion of long-term debt, net	347,740	—
Amounts due to affiliated companies	17,259	14,824

Total current liabilities	422,769	160,799

LONG-TERM DEBT, NET	839,548	1,181,847
LOAN FROM AN AFFILIATED COMPANY	370,535	676,834
OTHER LONG-TERM LIABILITIES	4,217	11,037
DEFERRED TAX LIABILITIES	1,044	589

TOTAL LIABILITIES	$1,638,113	$2,031,106

COMMITMENTS AND CONTINGENCIES (Note 13)

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2018	2017
SHAREHOLDER’S EQUITY
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	$—	$—
Additional paid-in capital	1,805,508	1,457,109
Accumulated other comprehensive losses	(16,019)	(65)
Accumulated losses	(736,181)	(687,621)

Total Studio City Investments Limited shareholder’s equity	1,053,308	769,423
Noncontrolling interests	(9,035)	(8,471)

Total equity	1,044,273	760,952

TOTAL LIABILITIES AND EQUITY	$2,682,386	$2,792,058

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017
OPERATING REVENUES
Provision of gaming related services	$339,924	$295,638
Rooms	88,317	88,722
Food and beverage	63,102	56,384
Entertainment	10,229	15,051
Services fee	42,593	44,847
Mall	22,298	29,498
Retail and other	3,422	6,571

Total revenues	569,885	536,711

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(20,263)	(24,019)
Rooms	(21,856)	(21,750)
Food and beverage	(53,503)	(49,513)
Entertainment	(9,525)	(12,390)
Mall	(8,060)	(5,135)
Retail and other	(2,411)	(4,751)
General and administrative	(135,769)	(134,907)
Pre-opening costs	(4,535)	(114)
Amortization of land use right	(3,298)	(3,323)
Depreciation and amortization	(158,830)	(166,635)
Property charges and other	(2,112)	(19,350)

Total operating costs and expenses	(420,162)	(441,887)

OPERATING INCOME	149,723	94,824

NON-OPERATING INCOME (EXPENSES)
Interest income	3,467	2,041
Interest expenses	(199,050)	(193,329)
Loan commitment fees	(419)	(419)
Foreign exchange gains, net	823	411
Other income, net	153	927

Total non-operating expenses, net	(195,026)	(190,369)

LOSS BEFORE INCOME TAX	(45,303)	(95,545)
INCOME TAX (EXPENSE) CREDIT	(544)	211

NET LOSS	(45,847)	(95,334)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	586	839

NET LOSS ATTRIBUTABLE TO STUDIO CITY INVESTMENTS LIMITED	$(45,261)	$(94,495)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017
Net loss	$(45,847)	$(95,334)
Other comprehensive loss:
Foreign currency translation adjustments, before and after tax	(15,899)	—

Other comprehensive loss	(15,899)	—

Total comprehensive loss	(61,746)	(95,334)
Comprehensive loss attributable to noncontrolling interests	531	839

Comprehensive loss attributable to Studio City Investments Limited	$(61,215)	$(94,495)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Studio City Investments Limited Shareholder’s Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total Equity
	Shares	Amount
BALANCE AT JANUARY 1, 2017	3	$—	$1,457,109	$(65)	$(593,126)	$(7,632)	$856,286
Net loss for the year	—	—	—	—	(94,495)	(839)	(95,334)

BALANCE AT DECEMBER 31, 2017	3	—	1,457,109	(65)	(687,621)	(8,471)	760,952
Cumulative-effect adjustment upon adoption of New Revenue Standard (as described in Note 2(s))	—	—	—	—	(3,299)	(33)	(3,332)
Net loss for the year	—	—	—	—	(45,261)	(586)	(45,847)
Foreign currency translation adjustments	—	—	—	(15,954)	—	55	(15,899)
Waiver of part of 2012 SC Intercompany Note as capital contribution (as described in Note 14(d))	—	—	348,399	—	—	—	348,399

BALANCE AT DECEMBER 31, 2018	3	$—	$1,805,508	$(16,019)	$(736,181)	$(9,035)	$1,044,273

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(45,847)	$(95,334)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	162,128	169,958
Amortization of deferred financing costs	5,829	5,436
Amortization of discount on loan from an affiliated company	41,427	35,575
Loss on disposal of property and equipment and other long-term assets	922	460
Impairment loss recognized on property and equipment	—	16,785
Provision for doubtful debts	109	887
Changes in operating assets and liabilities:
Accounts receivable	146	426
Amounts due from affiliated companies	(12,015)	(47,507)
Inventories and prepaid expenses and other	(7,684)	(9,211)
Long-term prepayments, deposits and other assets	5,642	6,173
Accounts payable and accrued expenses and other	3,687	1,111
Amounts due to affiliated companies	110	(13,049)
Other long-term liabilities	(5,468)	(3,734)

Net cash provided by operating activities	148,986	67,976

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(151,024)	(42,308)
Placement of bank deposits with original maturities over three months	(24,823)	(4,884)
Funds to an affiliated company	(13,355)	(2,839)
Advance payments and deposits for acquisition of property and equipment	(1,968)	(1,427)
Advance to an affiliated company	(2,279)	(135)
Proceeds from sale of property and equipment and other long-term assets	9,230	977
Withdrawals of bank deposits with original maturities over three months	29,675	—
Insurance proceeds received for damaged property and equipment and other long-term assets	—	108

Net cash used in investing activities	(154,544)	(50,508)

CASH FLOW FROM A FINANCING ACTIVITY
Payments of deferred financing costs	—	(1,285)

Cash used in a financing activity	—	(1,285)

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,324)	—

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(7,882)	16,183
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	353,240	337,057

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$345,358	$353,240

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$(151,794)	$(152,318)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	10,316	18,829
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	19,316	4,696
Amounts due from affiliated companies offsetting with amounts due to affiliated companies	—	7,578
Waiver of part of 2012 SC Intercompany Note as capital contribution	348,399	—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
Cash and cash equivalents	$338,377	$346,259
Current portion of restricted cash	6,852	6,851
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$345,358	$353,240

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Investments Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”). The Company conducts its principal activities through its subsidiaries, which are primarily located in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). The Company together with its subsidiaries (collectively referred to as the “Group”) currently operates the non-gaming operations of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) with its ADSs listed on the NASDAQ Global Select Market in the United States of America, which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”).

As of December 31, 2018 and 2017, the Group is indirectly wholly-owned by Studio City International Holdings Limited (“Studio City International”), which completed an initial public offering in October 2018 with its American depositary shares (“ADSs”) listed on the New York Stock Exchange in the United States of America. In October 2018, Studio City International underwent a series of organizational transactions prior to the completion of its initial public offering. Immediately prior to the organizational transactions, Studio City International was 60% held indirectly by Melco and 40% held directly by New Cotai, LLC. As of December 31, 2018 and 2017, Melco International Development Limited, a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Effective January 1, 2018, the Group adopted the accounting standards update on the classification and presentation of restricted cash in the statement of cash flows, using the retrospective method, and the updated classification and presentation are reflected for the years presented in the consolidated statements of cash flows. Details of the adoption of this guidance are disclosed in Note 2(s).

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions. Management believes that as of December 31, 2018 and 2017, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	4 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(i)	Other Long-term Assets

Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operations of the Studio City Casino transferred from Melco Resorts Macau to the Group pursuant to the Services and Right to Use Arrangements as defined in Note 2(m) (the “Studio City Gaming Assets”), are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Resorts Macau. An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the consolidated statements of operations.

Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

(j)	Impairment of Long-lived Assets

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the year ended December 31, 2017, impairment loss of $16,785 was recognized mainly due to reconfigurations and renovations at Studio City and included in the consolidated statements of operations. No impairment loss was recognized during the year ended December 31, 2018.

(k)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in long-term prepayments, deposits and other assets in the consolidated balance sheets. All other deferred financing costs are presented as a reduction of long-term debt in the consolidated balance sheets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(m)	Revenue Recognition

On January 1, 2018, the Group adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, using the modified retrospective method. The Group’s revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between one of the Company’s subsidiaries and Melco Resorts Macau (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming tax and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Group recognizes the residual amount as revenues from provision of gaming related services. The Group has concluded that it is not the controlling entity to the arrangements and recognizes the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Group are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Group are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Group’s primary type of liabilities related to contracts with customers is advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services to be provided in the future. These amounts are included in accrued expenses and other current liabilities on the consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $4,381 as of December 31, 2018 decreased by $28 from the balance of $4,409 as of January 1, 2018.

The major changes from the previous basis, as a result of the adoption of the new revenue standard are summarized in Note 2(s).

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2018 and 2017, the Group incurred pre-opening costs in connection with the development and other one-off activities related to the marketing of new facilities and operations of Studio City.

(o)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $27,749 and $23,179 for the years ended December 31, 2018 and 2017, respectively.

(p)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca (“MOP”). All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

(q)	Income Tax

The Group is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

As of December 31, 2018 and 2017, the Group’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustment.

(s)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) which outlined a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance (“New Revenue Standard”). The core principle of this new revenue recognition model is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows arising from an entity’s contracts with customers.

On January 1, 2018, the Group adopted the New Revenue Standard using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The Group recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of accumulated losses. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

Complimentary services provided to Studio City Casino’s gaming patrons are deducted from the gross gaming revenues and are measured based on stand-alone selling prices under the New Revenue Standard, replacing the previously used retail values. The non-gaming revenues associated with the provision of these complimentary services are measured on the same basis. The change impacts the amount of revenues from the provision of gaming related services received by the Group with corresponding changes to the non-gaming revenues.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

(2)

The New Revenue Standard changes the measurement basis for the non-discretionary incentives (including the loyalty program) provided to Studio City Casino’s gaming patrons, as administered by Melco Resorts Macau, from previously used estimated costs to standalone selling prices. The non-discretionary incentives are deducted from the gross gaming revenues by Melco Resorts Macau and impact the amount of revenues from provision of gaming related services received by the Group. Similarly, the redemption of non-discretionary incentives for non-gaming services provided by the Group are measured on the same basis. At the adoption date on January 1, 2018, the Group recognized an increase in opening balance of accumulated losses and noncontrolling interests of $3,299 and $33, respectively, with a corresponding decrease in amounts due from affiliated companies.

The amounts of affected financial statement line items for the current period before and after the adoption of the New Revenue Standard are as follows:

	Year Ended December 31, 2018
Statement of Operations	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
Operating Revenues
Provision of gaming related services	$339,924	$340,091	$(167)
Rooms	88,317	87,666	651
Food and beverage	63,102	62,710	392
Entertainment	10,229	11,272	(1,043)
Net loss	45,847	45,680	167
Net loss attributable to noncontrolling interests	586	585	1
Net loss attributable to Studio City Investments Limited	45,261	45,095	166
Statement of Comprehensive Loss
Comprehensive loss attributable to noncontrolling interests	$531	$530	$1
Comprehensive loss attributable to Studio City Investments Limited	61,215	61,049	166

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

	As at December 31, 2018
Balance Sheet	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
Current Assets
Amounts due from affiliated companies	$65,662	$69,161	$(3,499)
Shareholder’s Equity
Accumulated losses	$736,181	$732,716	$3,465
Noncontrolling interests	9,035	9,001	34

In August 2016, the FASB issued an accounting standards update which amended the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In November 2016, the FASB issued an accounting standards update which amended and clarified the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance required that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance impacted the presentation and classification of restricted cash in the statements of cash flows. For the year ended December 31, 2017, the change in restricted cash of $2 was previously reported within net cash used in investing activities in the consolidated statements of cash flows.

Recent Accounting Pronouncement Not Yet Adopted:

In February 2016, the FASB issued an accounting standards update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued an accounting standards update which provides entities with an additional transition method to adopt the new leases standard. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease components if certain conditions are met. The Group has adopted this guidance using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2019. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date. While the Group is currently assessing the quantitative impact the guidance will have on its consolidated financial statements and related disclosures, the Group expects the most significant changes will be related to the recognition of right-of-use assets and lease liabilities for operating leases on the Group’s consolidated balance sheet, with no material impact to net income or cash flows.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2018	2017
Hotel	$1,419	$1,415
Other	1,239	1,409

Sub-total	2,658	2,824
Less: allowances for doubtful debts	(960)	(588)

	$1,698	$2,236

During the years ended December 31, 2018 and 2017, the Group has made additional provision for doubtful debts of $376 and $33, respectively, and nil and $33 were written off during the years ended December 31, 2018 and 2017, respectively.

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost
Buildings	$2,190,007	$2,205,379
Furniture, fixtures and equipment	202,018	193,409
Leasehold improvements	80,482	72,786
Motor vehicles	2,588	3
Construction in progress	30,843	1,965

Sub-total	2,505,938	2,473,542
Less: accumulated depreciation and amortization	(444,265)	(313,904)

Property and equipment, net	$2,061,673	$2,159,638

As of December 31, 2018 and 2017, construction in progress in relation to Studio City included direct incidental costs capitalized which amounted to $2,966 and $398, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	LAND USE RIGHT, NET

	December 31,
	2018	2017
Cost	$177,290	$178,464
Less: accumulated amortization	(55,746)	(52,792)

Land use right, net	$121,544	$125,672

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2018	2017
Operating expense and other accruals and liabilities	$33,964	$35,600
Property and equipment payables	13,026	103,363
Advance customer deposits and ticket sales	4,381	4,409

	$51,371	$143,372

7.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2018	2017
Senior Notes (a)
2016 5.875% SC Secured Notes, due 2019 (net of unamortized deferred financing costs of $2,260 and $4,580, respectively)	$347,740	$345,420
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $10,580 and $13,702, respectively)	839,420	836,298

	1,187,160	1,181,718
Credit Facilities (b)
2016 Studio City Credit Facilities (1)	128	129

	1,187,288	1,181,847
Current portion of long-term debt (net of unamortized deferred financing costs of $2,260)	(347,740)	—

	$839,548	$1,181,847

Note

(1)

Unamortized deferred financing costs of $1,299 and $1,686 as of December 31, 2018 and 2017, respectively, related to the 2016 SC Revolving Credit Facility of 2016 Studio City Credit Facilities are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company Limited (“Studio City Company”), a subsidiary of the Company, issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 and priced at 100% (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 and priced at 100% (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”). The Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Group’s prior senior secured credit facilities. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commenced on May 30, 2017.

The 2016 Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes, to the extent of the assets securing such indebtedness.

The Company and all of the existing subsidiaries of the Company (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 Studio City Secured Notes on a senior basis (the “2016 Studio City Secured Notes Guarantees”). The 2016 Studio City Secured Notes Guarantees are senior obligations of the 2016 Studio City Secured Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2016 Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 Studio City Secured Notes Guarantors. The 2016 Studio City Secured Notes Guarantees are pari passu to the 2016 Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes and the 2016 Studio City Secured Notes Guarantees, to the extent of the value of the assets.

The 2016 Studio City Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of the Company and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. Each series of the 2016 Studio City Secured Notes is secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”). All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City Casino are pledged under 2016 Studio City Credit Facilities and related finance documents. In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2016 Studio City Secured Notes - continued

At any time prior to November 30, 2018, Studio City Company had the options i) to redeem all or a portion of the 2016 7.250% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to November 30, 2019, Studio City Company has the options i) to redeem all or a portion of the 2016 5.875% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 5.875% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 Studio City Secured Notes at fixed redemption prices.

In the event that the 2012 Studio City Notes (as defined in Note 13(d)) were not refinanced or repaid in full by June 1, 2020 in accordance with the terms of the 2016 7.250% SC Secured Notes (and in the case of a refinancing, with refinancing indebtedness with a weighted average life to maturity no earlier than 90 days after the stated maturity date of the 2016 7.250% SC Secured Notes), each holder of the 2016 7.250% SC Secured Notes would have the right to require Studio City Company to repurchase all or any part of such holder’s 2016 7.250% SC Secured Notes at a fixed redemption price.

The indenture governing the 2016 Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, the Company and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 Studio City Secured Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, the Company and their respective restricted subsidiaries to companies or persons who are not Studio City Company, the Company and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2018, the net assets of the Company and its restricted subsidiaries of approximately $1,044,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

(b)	Credit Facilities

2016 Studio City Credit Facilities

On November 30, 2016, Studio City Company (the “Studio City Borrower”), a subsidiary of the Company, amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2018, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $128), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,752) remains available for future drawdown as of December 31, 2018.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities - continued

2016 Studio City Credit Facilities - continued

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021 (December 1, 2021 Hong Kong time). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available from January 1, 2017 up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s final maturity date. The 2016 SC Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $129) (representing the principal amount of the 2016 SC Term Loan Facility plus expected interest expense in respect of the 2016 SC Term Loan Facility for one financial quarter). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by the Company and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City Casino are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes, by substantially all of the material assets of the Company and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral).

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, the Company and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral as defined below; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2018, the net assets of the Company and its restricted subsidiaries of approximately $1,044,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee from January 1, 2017 on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees on the 2016 SC Revolving Credit Facility of $419 and $419 during the years ended December 31, 2018 and 2017, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM DEBT, NET - continued

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2018 and 2017, the Group’s average borrowing rates were approximately 6.85% and 6.85% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2018 are as follows:

Year ending December 31,
2019	$350,000
2020	—
2021	850,128
2022	—
2023	—

$1,200,128

8.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposit with original maturity over three months and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2018 and 2017, which included the 2016 Studio City Secured Notes and the 2016 Studio City Credit Facilities, were approximately $1,221,983 and $1,263,726, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,200,128 and $1,200,129, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2016 Studio City Secured Notes. Fair values for loan from an affiliated company and the 2016 Studio City Credit Facilities approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2018 and 2017, the Group did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the consolidated financial statements.

9.	CAPITAL STRUCTURE

As of December 31, 2018 and 2017, the Company’s authorized share capital was 50,000 shares of $1 par value per share and 3 ordinary shares were issued and fully paid.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	INCOME TAXES

The income tax expense (credit) consisted of:

	Year Ended December 31,
	2018	2017
Income tax expense (credit)—deferred:
Macau Complementary Tax	$544	$(211)

A reconciliation of the income tax expense (credit) from loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2018	2017
Loss before income tax	$(45,303)	$(95,545)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(5,436)	(11,465)
Under provision in prior years	86	—
Effect of expenses for which no income tax benefit is receivable	23,698	23,461
Effect of profits exempted from Macau Complementary Tax	(35,698)	(29,833)
Changes in valuation allowances	17,894	17,626

	$544	$(211)

The Company and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated. The Company’s remaining subsidiaries incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2018 and 2017.

Macau Complementary Tax and Hong Kong Profits Tax are provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2018 and 2017, if applicable.

One of the Company’s subsidiaries in Macau has been exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements until 2016, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau government in January 2015. Additionally, this subsidiary received an exemption for an additional five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in January 2017. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

The effective tax rates for the years ended December 31, 2018 and 2017 were (1.2)% and 0.2%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits exempted from Macau Complementary Tax, the effect of expenses for which no income tax benefits are receivable and the effect of changes in valuation allowances for the years ended December 31, 2018 and 2017.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017
Deferred tax assets
Net operating losses carried forward	$41,496	$46,592
Depreciation and amortization	14,101	10,226
Deferred deductible expenses	—	1,052

Sub-total	55,597	57,870

Valuation allowances	(55,597)	(57,870)

Total deferred tax assets	—	—

Deferred tax liabilities
Unrealized capital allowances	(1,044)	(589)

Total deferred tax liabilities	(1,044)	(589)

Deferred tax liabilities, net	$(1,044)	$(589)

As of December 31, 2018 and 2017, valuation allowances of $55,597 and $57,870 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2018, adjusted operating tax losses carry forward, amounting to $114,151, $112,684 and $126,564 will expire in 2019, 2020 and 2021, respectively. Adjusted operating tax losses carried forward of $165,752 expired during the year ended December 31, 2018.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of a foreign subsidiary of the Company available for distribution to the Company of approximately $631,174 and $337,024 as at December 31, 2018 and 2017, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $75,741 and $40,443 as at December 31, 2018 and 2017, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2018 and 2017 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2018 and 2017, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

Income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2018 and 2017, the Group’s contributions into these plans were $(324) and $85, respectively.

12.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2018 and 2017, the balance of the reserve amounted to $6 and $6, respectively.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 7 under each of the respective borrowings.

During the years ended December 31, 2018 and 2017, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2018, the Group had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $37,048.

(b)	Operating Lease Commitments

Lessor Arrangements

The Group entered into non-cancellable operating lease agreements mainly for mall spaces in Studio City with various retailers that expire at various dates through November 2026. Certain of the operating lease agreements include minimum base fees with escalated contingent fee clauses.

As of December 31, 2018, future minimum fees to be received under non-cancellable operating lease agreements were as follows:

Year ending December 31,
2019	$19,638
2020	13,201
2021	3,423
2022	151
2023	151
Over 2023	433

$36,997

The total future minimum fees do not include the escalated contingent fee clauses. During the years ended December 31, 2018 and 2017, the Group earned contingent fees of $9,312 and $10,225, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitment

Land Concession Contract

One of the Company’s subsidiaries has entered into a concession contract for the land in Macau on which Studio City is located (“Studio City Land”). The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contract has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiary is required to i) pay an upfront land premium, which is recognized as a land use right in the consolidated balance sheets and an annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments may be sought which may result in revisions to the development conditions, land premium and government land use fees.

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land. According to the revised land amendment, the government land use fees were MOP3,923,670 (equivalent to $486) per annum during the development period of Studio City; and MOP9,064,584 (equivalent to $1,124) per annum after the development period. In February 2018, the Macau government granted an extension of the development period under the land concession contract for Studio City Land to July 24, 2021. As of December 31, 2018, the Group’s total commitment for government land use fees for the Studio City site to be paid during the initial term of the land concession contract which expires in October 2026 was $8,226.

(d)	Guarantees

Except as disclosed in Note 7, the Group has made the following significant guarantees as of December 31, 2018:

2012 Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), the shareholder of the Company, issued $825,000 in aggregate principal amount of 8.50% senior notes due 2020 (the “2012 Studio City Notes”). On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. On January 22, 2019, the Company initiated a conditional tender offer to purchase the outstanding balance of 2012 Studio City Notes in aggregate principal amount of $425,000, with $216,534 aggregated principal amount of 2012 Studio City Notes tendered on February 4, 2019, and the remaining outstanding 2012 Studio City Notes in aggregate principal amount of $208,466 were redeemed in full on March 13, 2019.

The 2012 Studio City Notes were secured by a first-priority security interest in certain specific bank accounts incidental to the 2012 Studio City Notes and a pledge of certain intercompany loans as defined under the 2012 Studio City Notes. All of the existing subsidiaries of Studio City Finance (including the Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described in Note 7) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees were general obligations of the 2012 Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees were effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities and the 2016 Studio City Secured Notes and any future secured indebtedness that was secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

2012 Studio City Notes - continued

The indenture governing the 2012 Studio City Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of Studio City Finance and its restricted subsidiaries (including the Company) to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2012 Studio City Notes also contained conditions and events of default customary for such financings.

Trade Credit Facility

In October 2013, one of the Company’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,538) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2017, was further extended to August 31, 2019, and is guaranteed by Studio City Company. As of December 31, 2018, approximately $638 of the Trade Credit Facility had been utilized.

(e)	Litigation

As of December 31, 2018, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impacts on the Group’s consolidated financial statements as a whole.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2018	2017
Transactions with affiliated companies
Melco and its subsidiaries	Revenues (services provided by the Group):
	Provision of gaming related services	$339,924	$295,638
	Rooms and food and beverage	89,536	82,452
	Services fee	42,593	44,834
	Entertainment	1,109	1,235
	Costs and expenses (services provided to the Group):
	Management fee recognized as expense	136,653	139,527
	Management fee capitalized in property and equipment	3,617	1,504
	Purchase of goods and services	416	477
	Sale and purchase of assets:
	Transfer-in of other long-term assets	15,246	2,584
	Purchase of property and equipment	60	325
	Sale of property and equipment and other long-term assets	9,138	1,699
	Interest expense	111,027	105,700
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (1)	Costs and expenses (services provided to the Group):
	Consultancy fee	2,878	568
	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	3,741	5,101

Note

(1)	A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, has a shareholding interest of approximately 20%.

Commitments with Related Parties

As of December 31, 2018, the Group had capital commitments contracted but not incurred with a joint venture and a subsidiary of MECOM mainly for the construction for Studio City totaling $1,883.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2018 and 2017, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2018	2017
Melco’s subsidiaries	$65,661	$59,180
Others	1	—

	$65,662	$59,180

(b)	Advance to An Affiliated Company

The outstanding balances for advance to Studio City Finance as of December 31, 2018 and 2017 of $4,607 and $2,344, respectively, are mainly related to funds advanced to Studio City Finance for its working capital purposes, and are unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the consolidated balance sheets.

(c)	Amounts Due to Affiliated Companies

The outstanding balances mainly arising from construction and renovation work performed and operating expenses as of December 31, 2018 and 2017, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2018	2017
Melco and its subsidiaries	$13,849	$12,516
A joint venture and a subsidiary of MECOM	3,410	2,302
Others	—	6

	$17,259	$14,824

(d)	Loan from An Affiliated Company

On October 27, 2015, Studio City Finance on-lent the principal amount of 2012 Studio City Notes of $825,000 (the “2012 SC Intercompany Note”) and advanced at discounted price of 73.61% to the Company. The net proceed from the 2012 SC Intercompany Note after deducting the original advance discount of $217,731 was $607,269. The 2012 SC Intercompany Note was interest bearing at 8.5% per annum and interest was payable on the last day of each interest period. The first interest period was October 27, 2015 to December 1, 2015 and the remaining interest periods were every 6 months thereafter. The 2012 SC Intercompany Note was unsecured and would have matured on December 1, 2020 and was repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2012 Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2012 Studio City Notes.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS - continued

(d)	Loan from An Affiliated Company - continued

On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. At the same time, Studio City Finance waived part of the 2012 SC Intercompany Note balance, net of unamortized advance discount of $51,601, amounted to $348,399 as capital contribution to the Company. The outstanding 2012 SC Intercompany Note balances, net of unamortized advance discount of $54,465 and $148,166, amounted to $370,535 and $676,834 as of December 31, 2018 and 2017, respectively. On February 11, 2019, the 2012 SC Intercompany Note was refinanced by the 2019 SC Intercompany Note as defined in Note 16(c). Further details are disclosed in Note 16.

15.	SEGMENT INFORMATION

The Group’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Group monitors its operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Group does not present separate segment information. As of December 31, 2018 and 2017, the Group operated in one geographical area, Macau, where it derives its revenue and its long-lived assets are located.

16.	SUBSEQUENT EVENTS

(a)	In January 2019, Melco Resorts Macau informed the Group that it will cease VIP rolling chip operations at the Studio City Casino on January 15, 2020.

(b)

On December 31, 2018, Studio City Finance partially redeemed the outstanding 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. On January 22, 2019, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”) to purchase the remaining 2012 Studio City Notes in aggregate principal amount of $425,000, with accrued interest. The Conditional Tender Offer was conditional upon sufficient funding from completion of one or more debt financing transactions, together with cash on hand. The Conditional Tender Offer expired on February 4, 2019 with $216,534 aggregate principal amount tendered.

(c)

On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes due 2024 and priced at 100% (the “2019 Studio City Notes”). The net proceeds from the 2019 Studio City Notes were partly used to fund the Conditional Tender Offer, and to redeem in full the remaining outstanding 2012 Studio City Notes in aggregate principal amount of $208,466, with accrued interest on March 13, 2019. All of the existing subsidiaries of Studio City Finance (including the Company) and any other future restricted subsidiaries as defined in the 2019 Studio City Notes are guarantors to guarantee the indebtedness under the 2019 Studio City Notes.

On February 11, 2019, Studio City Finance on-lent the principal amount of the 2019 Studio City Notes of $600,000 to the Company under an intercompany loan note (the “2019 SC Intercompany Note”). The Company has drawn down in aggregate principal amount of $425,000 of the 2019 SC Intercompany Note in February and March 2019 to refinance the remaining outstanding principal amount of $425,000 of the 2012 SC Intercompany Note. The 2019 SC Intercompany Note is interest bearing at 7.250% per annum and interest is payable semi-annually in arrears on February 11 and August 11 of each year, beginning on August 11, 2019. The 2019 SC Intercompany Note is unsecured and matures on February 11, 2024 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2019 Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2019 Studio City Notes.

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 30, 2019, the date the consolidated financial statements were available to be issued.